

October 25, 2010

Mr. Xin Sun
CEO and CFO
China Health Industries Holdings, Inc.
68 Binbei Street
Songbei District, Harbin City
People's Republic of China

**Re: China Health Industries Holdings, Inc.
Form 10-K for the Year Ended June 30, 2009
Filed on October 27, 2009, as amended on November 11, 2009, November 13, 2009
and December 22, 2009
File No. 000-51060**

Dear Mr. Sun:

We have reviewed your July 26, 2010 response to our May 25, 2010 letter and have the following comments.

Please respond to these comments within 10 business days by providing the requested information or amending your Form 10-K for the year ended June 30, 2010, or tell us when you will provide us with a response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments. We have referred to your Form 10-K for the year ended June 30, 2010 for purposes of determining your compliance with our comments and have not otherwise reviewed that filing.

We may have further comments after reviewing your amended June 30, 2010 Form 10-K and response to our comments.

General

1. In your response letter dated March 23, 2010, you stated that you would include additional disclosure in a Form 10-K/A regarding comments 1, 4, 6, 7 (as revised in your response letter dated July 26, 2010), 8 and 16. It does not appear that you have filed this Form 10-K/A nor have you included revised disclosure that complies with the prior comments in your Form 10-K for your fiscal year ended June 30, 2010. Please amend your Form 10-K for your fiscal year ended June 30, 2010 and confirm that you will provide similar disclosure in future filings.

2. In your response letter dated March 23, 2010, you stated that you would file copies of various agreements that you reference in comments 2, 3, 5 and 17 through 20 in a Form 10-K/A. You have not filed copies of these agreements. Please amend your Form 10-K for your fiscal year ended June 30, 2010 to file copies of these agreements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

3. Please refer to prior comment four. Please amend your Form 10-K for the year ended June 30, 2010 to revise your disclosure to explain the following terminology:

   - Matching of costs with revenues "as long as it is reasonable to do so." Explain and quantify those circumstances that result in costs not being matched with revenues.

   - Calculation of cost of production based on "actual situation by products." Explain the circumstances that cause variations in your calculation of cost of production. Quantify the impact resulting from these variations.

4. Please refer to prior comment five. We were unable to locate your breakdown of revenues and costs of goods sold between those products that you manufacture and those products that you package only. Please tell us where you provided this information in your Forma 10-K for the year ended June 30, 2010 or amend it to revise your disclosure. In addition, your inventory turnover increased from 5.4 times in 2008 to 32.37 times in 2009 to 109.3 times in 2010. Describe in your amended filing those factors that allowed you to maintain such a low level of inventory during this period, when your cost of production increased from $578,129 in 2008 to $20.2 million in 2010. For example, in a production process that is predominantly packaging in nature, inventory could be held by suppliers, allowing you to manufacture according to customer demand.

5. Please refer to prior comment six. Please amend your Forma 10-K for the year ended June 30, 2010 to disclose the capacity of your production facilities as of your most recent balance sheet date and the impact on your production capacity of planned capital investments.

6. Please refer to prior comment six. You state that all labor costs are included in manufacturing overhead, which is only 4% of revenue. Please amend your Form 10-K for the year ended June 30, 2010 to describe the factors that have allowed you to maintain such a low level of labor cost. Also, disclose those factors that are reasonably likely to determine whether these labor cost levels will continue in future periods.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3563 with questions on any other matters. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant